Exhibit 1
CORPORACIÓN DURANGO, S. A. DE C. V.
UNCONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

CORPORACIÓN DURANGO, S. A. DE C. V.
UNCONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
INDEX

Contents	Page
Report of Independent Registered Public Accounting Firm	1 to 2

Report of Independent Certified Public Accountants	3

Unconsolidated financial statements:

Balance sheets	4 to 5

Statements of operations	6

Statements of changes in stockholders’ equity	7

Statements of changes in financial position	8

Notes to the financial statements	9 to 46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders of
Corporación Durango, S. A. de C. V.:
We have audited the accompanying unconsolidated balance sheets of Corporación Durango, S.A. de C. V. (the “Company”) as of December 31, 2005 and 2004, and the related unconsolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Durango International, Inc. and subsidiaries (foreign subsidiaries companies in the United States of America), for which the Company has recorded an investment in subsidiaries of $1,212 millions of Mexican pesos and a loss in subsidiaries of $394 thousand of Mexican pesos for the year ended December 31, 2005. Those statements, prepared in accordance with generally accepted accounting principles in the United States, were audited by other auditors whose report has been furnished to us, and our opinion insofar as it relates to the amounts included for those subsidiaries on such basis of accounting, is based solely on the report of such other auditor.
We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements, including the Company’s conversion of the amounts in the financial statements of Durango International Inc. prepared in accordance with generally accepted accounting principles in the United States presented in U.S. dollars, to amounts in accordance with generally accepted accounting principles in Mexico presented in Mexican pesos of equivalent purchasing power at December 31, 2005. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our examination and the other auditors’ reports mentioned in the first paragraph, the aforementioned financial statements present fairly, in all material respects, the unconsolidated financial position of Corporación Durango, S. A. de C. V. as of December 31, 2005 and 2004, and the unconsolidated results of their operations, the changes in their stockholders’ equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

(1)

These audited unconsolidated financial statements should be read in connection with the Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004.
Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the unconsolidated financial statements.
PricewaterhouseCoopers, S.C.
Mexico City, April 24, 2006, except for Note 17 as to which the date is June 30, 2006
Javier Monroy, C.P.
Audit Partner

(2)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
To the Board of Directors and
Stockholders Durango International, Inc.
We have audited the accompanying consolidated balance sheet of Durango International, Inc. (“DII”) (a wholly owned subsidiary of Corporacion Durango S.A. de C.V.) and subsidiaries referred to herein as (“the Company”) as of December 31, 2005, and the related consolidated statements of income, shareholder’s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The combined financial statements of Durango McKinley Paper Company and Durango International Inc. as of and for the year ended December 31, 2004 were audited by other auditors whose report dated April 22, 2005 expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Durango International, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
KBA GROUP LLP
Dallas, Texas
February 21, 2006, except as to Note K for which the date is as of April 10, 2006

14241 Dallas Parkway, Suite 200
Dallas,Texas 75254
Phone 972.702.8262
Fax 972.702.0673
•www.kbagroupllp.com

(3)

CORPORACIÓN DURANGO, S. A. DE C. V.
UNCONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
Assets

Current Assets:
Cash	$291,269	$7,216
Short-term related parties (Note 10)	96,986	35,685
Tax recoverable	42,853	78,928
Accounts receivable	—	8,968
Inventories — Net	—	4,293

Total current assets	431,108	135,090

Long-term related parties (Note 10)	8,660,592	9,148,107

Investment in subsidiaries (Note 4)	3,426,272	3,875,764

Plant and equipment — Net (Note 5)	—	417,798

Deferred tax (Note 12)	31,186	337,505

Total assets	$12,549,158	$13,914,264

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V.
UNCONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
Liabilities
Current Liabilities:
Short-term debt (Note 6)	$—	$43,554
Current portion of long-term debt (Note 6)	148,201	66,873
Accrued interest	232	—
Accrued expenses and taxes	208,652	204,386

Total current liabilities	357,085	314,813

Long-term Liabilities:
Long-term debt (Note 6)	5,637,895	6,268,365
Long-term related parties (Note 10)	1,899,553	2,483,038
Liabilities to be capitalized (Note 6)	—	3,264,164

Total long-term liabilities	7,537,448	12,015,567

Total liabilities	7,894,533	12,330,380

Stockholders’ Equity:
Common stock (Note 8)	5,445,303	5,154,576
Additional paid-in capital	4,481,354	1,507,630
Retained earnings	2,750,209	2,686,117
Net gain for the period	179,176	64,092
Loss from holding non monetary assets	(5,462,129)	(4,745,267)
Cumulative initial effect of deferred income taxes	(3,348,713)	(3,348,713)
Cumulative translation adjustment of foreign subsidiaries	609,425	265,449

Total stockholders’ equity	4,654,625	1,583,884

Contingencies (Note 13)	—	—

Total liabilities and stockholders’ equity	$12,549,158	$13,914,264

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V.
UNCONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005, except per share amounts)

	2005	2004
LOSS IN SUBSIDIARIES (Note 4)	($992,772)	($953,470)

General expenses	8,242	8,057

Operating income	(1,001,014)	(961,527)

Other (expenses) income — Net (Note 11)	(174,644)	133,883

COMPREHENSIVE FINANCING INCOME (COST):
Interest expense	(590,156)	(1,253,879)
Interest income	2,119,735	1,270,835
Exchange gain	28,598	54,480
Gain on monetary position	4,922	283,636

	1,563,099	355,072

Gain (loss) from continuing operations before income taxes	387,441	(472,572)

Income tax (Note 12.a)	(317,067)	431,128

Gain (loss) before gain in subsidiaries with discontinued operations	70,374	(41,444)

Gain in subsidiaries with discontinued operations (Note 14)	108,802	105,536

NET GAIN	$179,176	$64,092

Basic and diluted income (loss) per share of:
Continuing operations	0.65	(0.45)

Discontinued operations:	1.00	1.15

Basic and diluted net loss per share	1.65	0.70

Weighted average of shares outstanding	108,528,665	91,834,192

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V.
UNCONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

					Cumulative	Cumulative
				Loss from	initial effect	translation
	Common	Additional		holding non	of deferred	adjustment	Total
	stock	paid-in	Retained	monetary	income	of foreign	stockholders’
	(Note 8)	capital	earnings	assets	taxes	subsidiaries	equity
Balances as of January 1, 2004	$5,154,527	$1,507,630	$2,686,117	($4,580,344)	($3,348,713)	$193,495	$1,612,712

Increase in common stock (Note 8.c)	49						49

Comprehensive loss			64,092	(164,923)		71,954	(28,877)

Balances as of December 31, 2004	5,154,576	1,507,630	2,750,209	(4,745,267)	(3,348,713)	265,449	1,583,884

Increase in common stock (Note 8)	290,727						290,727

Premium in Issuance of Shares		2,973,724					2,973,724

Comprehensive loss			179,176	(716,862)		343,976	(193,710)

Balances as of December 31, 2005	$5,445,303	$4,481,354	$2,929,385	($5,462,129)	($3,348,713)	$609,425	$4,654,625

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V
UNCONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
OPERATING ACTIVITIES:
Gain (Loss) of continuing operations	$70,374	$(41,444)
Items applied to income that did not require (provide) resources:
Participation in subsidiaries	992,772	953,470
Depreciation	10,281	13,757
Amortization of debt issuance costs and other financing costs	—	333,510
Loss on sale of property, plant and equipment	—	—
Deferred income tax	317,067	(431,128)

	1,390,494	828,165
Changes in operating assets and liabilities:
(Increase) decrease in:
Related parties	(61,301)	—
Inventories — Net	4,293	(4,293)
Other current assets	45,043	(7,709)
Increase (decrease) in:
Trade accounts payable	(6,750)	(5,803)
Accrued interest	232	—
Other — Net	11,016	52,834

Net resources provided by operating activities	1,383,027	863,194

FINANCING ACTIVITIES:
Short-term and long-term debt	(3,876,457)	269,455
Payments of long-term debt	(101,920)	(614,853)
Related parties	(95,970)	(511,074)
Common stock increase	290,727	49
Additional paid-in capital	2,973,724	—

Net resources used in financing activities	(809,896)	(856,423)

INVESTING ACTIVITIES:
Acquisition of machinery and equipment	(618)	—
Sale of property, plant and equipment	396,771	—
Investment in subsidiaries	(685,231)	—

Net resources used in investing activities	(289,078)	—

Increase in cash and cash equivalents	284,053	6,771
Balance of cash and cash equivalents at beginning of year	7,216	445

Balance of cash and cash equivalents at end of year	$291,269	$7,216

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of constant Mexican pesos as of December 31, 2005)
NOTE 1 — THE ENTITY:
a.	Entity — Corporación Durango, S. A. de C. V. (the “Company”) and subsidiaries are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks), paper (containerboard, newsprint and bond) and other wood products (plywood) in Mexico and in the United States of America.
b.	In October 2002, the Company sold its investment in Durango Paper Company (“DPC”) to Operadora Omega Internacional, S.A. de C.V. Prior to this sale, the Company provided certain guarantees for a bank loan and certain letters of credit issued by DPC, amounting to $290,323 (US$25.2 million). DPC’s creditors called these guarantees and consequently, the 2003 statement of operations reflects a charge of $284,976 (US$23.6 million) which was recorded in other expenses. These liabilities were included in the restructured debt.
NOTE 2 — BASIS OF PRESENTATION:
a.	Going concern — The accompanying unconsolidated financial statements have been prepared assuming the Company will continue as a going concern, with realization of its assets and liability payments in the ordinary course of business. As a consequence of the inability of the Company to pay principal and interest of certain obligations, the Company reclassified most of its debt as a short-term during 2002 and 2003, as mentioned in Note 6.b. As a result of the financial restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2004 and 2005, to short-term and long-term debt in accordance with the maturity of those balances. (See Note 6).
b.	Basis of presentation — The unconsolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants (MIPA).
c.	Stock investment. The ownership percentage in the capital stock of the Company’s significant subsidiaries is shown below.

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Group	Ownership
(or Company)	percentage	Activity
Administración Corporativa de Durango, S.A. de C.V. and subsidiaries	100%	Administrative services

Compañía Forestal de Durango, S.A. de C.V.	100%	Administrative services

Compañía Papelera de Atenquique, S.A. de C.V.	98%	Manufacturing of paper for corrugated boxes

Durango International, Inc. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and corrugated boxes

Durango Internacional, S.A. de C.V. and subsidiary	100%	Advisory, administrative and organization services

Empaques de Cartón Titán, S.A. de C.V. and subsidiaries	100%	Manufacturing of corrugated boxes and multi-wall sacks

Grupo Pipsamex, S.A. de C.V. and subsidiaries	100%	Manufacturing of newsprint and bond paper

Industrias Centauro, S.A. de C.V.	99%	Manufacturing of paper for corrugated boxes
Ponderosa Industrial de México, S.A. de C.V.	100%	Manufacturing of plywood

Porteadores de Durango, S.A. de C.V. and subsidiaries	100%	Hauling freight

d.	Translation of financial statements of foreign subsidiaries — The accounting policies of foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rates, and retained earnings at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

The financial statements of foreign subsidiaries included in the 2005 and 2004 financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.
NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES:
The unconsolidated financial statements have been prepared in accordance with Mexican GAAP and reflect the purchasing power of the Mexican peso as of the most recent reporting date. For comparison purposes, consolidated financial statements of prior years have also been restated to reflect identical purchasing power, using factors derived from changes in the National Consumer Products Index (NCPI) issued by Banco de México.

(10)

The significant accounting policies followed by the Company including concepts, methodology and criteria used for the recognition of the effects of inflation in financial information are as follows:
a.	Investments in cash equivalents include debt and stock investments and are classified based on management’s anticipated use of the investments at the time of sale either as debt to be held to maturity, financial investments or available-for sale instruments. They are recorded at acquisition cost and are subsequently valued as discussed in the following paragraphs.
i.	Debt investments to be held to maturity are valued at acquisition cost less prime amortizations, plus discount amortizations, based on the outstanding balance during the life of the investment. If necessary, a reduction in value is registered.

ii.	Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with gains or losses recognized in the statements of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arms’-length transaction between interested and willing parties.
b.	Accumulated preferred dividends of the limited voting rights shares, declared only if earnings are obtained, are not recognized as liability until they are declared.
c.	Investments in affiliated and associated companies stocks are valued by the participation method. The acquisition cost of the stocks is modified by the proportional part of the changes in the capital stock of affiliated and associated companies after the acquisition date. Participation of the Company in the affiliated and associated companies’ income is presented separately in the statements of operations.
d.	Inventories and cost of sales stated at average cost by the last-in first-out method and are later restated using factors derived from changes in the NCPI at its reposition cost based on the most recent purchase price or production cost. The value should not exceed its market value.
e.	Property, machinery and equipment of Mexican origin were recorded at acquisition cost and are rested to reflect Mexican pesos of constant purchasing power using factors derived from changes in the NCPI.
Machinery and equipment of non-Mexican origin are recorded at acquisition cost and the acquisition cost is restated to constant currency using the inflation of the country of origin, then converted into Mexican pesos at the exchange rate in effect at the balance sheet date.
Machinery and industrial equipment depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their useful lives, between 23 to 40 years.
Recurring maintenance and repair expenditures were charged to operating expense as incurred. Major overhauls to fixed assets were capitalized and amortized over the period in which benefits were expected to be received.
f.	Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with gains or losses recognized in the statement of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arm’s-length transaction between interested and willing parties.
g.	Investments in derivative financial instruments for trading or hedging purposes are recorded as assets or liabilities at fair value. Realized and unrealized gains or losses on those investments are recorded in the statement of operations. As of January 1, 2005, the Company adopted amendments to Statement C-2, “Financial Instruments”. Statement C-2, as amended, requires effects for valuation of derivative financial instruments for trading to be recorded in capital stock and impairment effects losses to be calculated. The adoption of the amendments to this Statement by the Company did not have any impact on the accompanying financial statements because the Company did not have derivative financial instruments.
h.	Income tax (IT) is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities. (See Note 12).

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i.	Debt issuance costs — Debt issuance costs, which are included in other assets, are capitalized and restated by applying the NCPI. Amortization is calculated based on the proportion of the initial tenor of the debt during which the debt has been outstanding. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.
j.	Common Stock, legal reserve and retained earnings represent the value of those items in terms of purchasing power of the Mexican peso as of the most recent balance sheet date, and are determined applying factors derived from the NCPI to the historical values.
k.	Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.
l.	Insufficiency in capital stock restatement represents the initial accrued result on monetary position and the result of holding non-monetary assets (inventories and/or fixed assets) stated in Mexican pesos of purchasing power as of the most recent balance sheet date.
m.	Comprehensive income (loss) represents the net income (loss) for the period presented in the unconsolidated statements of operations, plus the effects of holding non-monetary assets, the profit (loss) from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.
n.	The result on monetary position represents income due to inflation changes, measured by NCPI factors, on the years’ net monthly monetary assets and liabilities, stated in Mexican pesos of purchasing power as of the most recent balance sheet date. Inflation rates were 3.33% in 2005 and 5.19% in 2004.
o.	Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during the period. There are no effects from potential dilutive shares.
p.	Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated .
q.	Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date.

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Differences due to exchange rate fluctuations from transactions and payment dates or valuations as of the most recent balance sheet date are recognized in income.

r.	B-7 “Business Acquisitions” — Effective 2005 Statement B-7, “Business Acquisitions”, establishes, among other things, that the purchase method to account for business acquisition. In addition, it modifies the accounting treatment of goodwill, ceasing its amortization but subject to annual impairment test. Statement B-7 also provides specific guidance for the acquisition of minority interest and transfer of assets of stock amongst entities common control.

s.	Leasing — Leasing operations are registered under Statement D-5 “Leasing”. The Company capitalizes leased asset related to industrial machinery and equipment. These assets are depreciated under the depreciations rates of the common acquired assets.
NOTE 4 — INVESTMENT IN SUBSIDIARIES:
At December 31, 2005 and 2004 is integrated as follows:

				Participation of the year
	Ownership	December 31		gain (loss)
Subsidiaries		2005	2004	2005	2004
Administración Corporativa de Durango, S.A. de C.V.	100%	(387,122)	(313,104)	(874,067)	(609,524)
Compañía Forestal de Durango, S.A. de C.V.	100%	103,952	—	(43,508)	—
Compañía Papelera de Atenquique S.A. de C.V.	98%	764,178	867,551	(29,597)	(74,648)
Durango Internacional S.A. de C.V.	100%	5,544	2,109,333	(176,454)	217,087
Durango International Inc.	100%	1,212,315	—	17,738	(28,135)
Durango McKinley Paper Co.	100%	—	—	—	(32,144)
Empaques de Cartón Titán S.A. de C.V.	100%	(336,976)	(211,979)	(86,561)	(185,644)
Envases y Empaques de México, S.A. de C.V.	100%	94	1,387,552	(128,392)	132,260
Grupo Pipsamex, S.A. de C.V.	100%	2,016,054	2,375,226	514,785	(414,917)
Industrias Centauro, S.A. de C.V.	99%	$320,740	$905,179	$(14,875)	$15,107
Ponderosa Industrial de México, S.A. de C.V.	100%	(388,528)	(141,117)	(145,256)	30,808
Porteadores de Durango, S.A. de C.V.	100%	116,021	156,900	(26,585)	(3,720)

		3,426,272	7,135,541
Less- Allowance valuation to purchase stock from related parties		—	(3,259,777)

		$3,426,272	$3,875,764	($992,772)	($953,470)

Below is shown the condensed consolidated information, which includes the Company and its subsidiaries.

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	2005	2004
Balance Sheets:
Current assets	$3,656,960	$3,946,635
Property, plant and equipment, net	10,913,101	11,433,228
Other assets	260,386	608,383

Total assets	$14,830,447	$15,988,246

Short — term liabilities	$1,638,900	$1,842,143
Long term liabilities	8,478,635	12,482,167

Total liabilities	10,117,535	14,324,310

Common stock	5,445,303	5,154,576
Retained earnings	2,750,209	2,686,117
Loss from holding non-monetary assets	(5,462,129)	(4,745,267)
Others	1,921,242	(1,511,542)

Majority stockholders’ equity	4,654,625	1,583,884
Minority interest	58,287	80,052

Total stockholders’ equity	4,712,912	1,663,936

Total liabilities and stockholders’ equity	$14,830,447	$15,988,246

	For the year ended
	December 31,
	2005	2004
Statements of operations:

Net sales	$8,143,300	$8,039,294
Cost of sales and operating expenses	7,774,043	7,583,643

Operating income	369,257	455,651
Net comprehensive financing cost	(16,549)	(584,842)
Other expenses, Net	7,136	(415,170)
Income tax benefit	(304,016)	502,740
Employee statutory profit sharing	(719)	—
Discontinued operations	108,802	105,536

Net loss	$163,911	$63,915

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NOTE 5 — PROPERTY, PLANT AND EQUIPMENT:

At December 31, 2004, the Company’s capitalized lease assets are as follows:

2004
Industrial machinery and equipment	$525,453
Accumulated depreciation and amortization	(107,655)

$417,798

Depreciation expense for the years ended December 31, 2005 and 2004 was $10,281 and $13,757 respectively.
As a result of its financial restructuring, which was finalized in February 2005, CODUSA and its subsidiaries granted security interests over their principal fixed assets. In addition, various loans are collateralized with the machinery and equipment
NOTE 6 — SHORT AND LONG-TERM DEBT:
a.	Short-term and long-term debt not capitalized to equity as of December 31, is as follows:

	2005	2004
Short-term debt	$—	$43,554
Current portion of long-term debt	148,201	66,873
Long-term debt	5,637,895	6,268,365

	$5,786,096	$6,378,792

b.	Financial restructuring
In an effort to expand its production capacity and maintain its leadership in the Mexican and Latin American paper industries, the Company obtained significant resources in U.S. Dollars from domestic and foreign financial institutions (mainly in the United States ). In addition, the Company issued Notes, some of which were listed on the New York Stock Exchange. However, during 2002, the Company suffered from a combination of economic factors beyond the Company’s control, including the economic recession in the United States, a significant reduction in the paper price worldwide, a dramatic reduction in the manufacturing output in industries supplied by our subsidiaries, an increase in power, raw material, gas and labor costs and imports of our products into the Mexican market.

These economic factors made the last quarter of the year 2002 a difficult one for the Company, and resulted in a significant reduction in cash flow, making it impossible for the Company during November 2002 to make principal and interest payments on some of its debt and causing the Company to default on payments of principal and interest under its unsecured indebtedness. As a

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result, the Company reclassified a portion of its long-term debt as short-term debt, resulting in negative working capital and concern regarding the Company’s ability to continue as a going concern.

During 2002, the Company started negotiations with credit institutions and bondholders, in an effort to re-negotiate its debt. In addition, the Company decided to sell certain non-strategic assets. In April 2003, the Company signed a “Forbearance Agreement” with certain of its creditors postponing the rights of those creditors to enforce their remedies. The Forbearance Agreement expired on June 30, 2003.

On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed-upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act with the First Federal District Court in Durango, Mexico, or the Mexican court. On May 20, 2004, the Company’s foreign representative, commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for Concurso Mercantil or other bankruptcy protection.

On May 25, 2004, following the Company’s filing under the Business Reorganization Act, the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.

On August 13, 2004, the Company reached an agreement to support its financial restructuring program with most of its unsecured financial creditors and members of the Ad hoc Committee of bondholders.

On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under Mexico’s Business Reorganization Act. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s “Concurso Proceeding.”

On December 23, 2004, the conciliator appointed by the Mexican Federal Institute of Commercial Reorganization Specialists

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in the Company’s concurso proceeding submitted its plan of reorganization to the holders of recognized claims and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims.

Uninsured bank creditors would modify their loans to “Portion A” loans of approximately $116.1 million dollars.

Holders of other unsecured loans, including ⅝% Notes maturing in 2003, 13⅛% Notes maturing in 2006, 13½% Notes maturing in 2008 and 13¾% Notes maturing in 2009, will receive Series B Notes to be issued in the amount of approximately $433.8 million dollars in exchange for their current debt, in addition, all creditors will receive 17% of the Company’s capital stock.

The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt.

On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization, ending the concurso proceeding for the Company.

On January 19, 2005, the U.S. bankruptcy court overseeing our 304 Proceeding entered an order permanently enjoining our creditors from taking action against our company in respect of their claims that were restructured in the concurso mercantil proceeding, as well as recognizing and giving effect to our plan of reorganization and the order from the Mexican court confirming the same.

On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:
•	Bank creditors of the Company with claims against it in the aggregate amount of $1,611,298 (US$136.3 million) received 2,392,957 of the Company’s Series B Shares, representing 2.16% of the Company’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,294,579 (US$116.1 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears, and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,689,892 (US$510.3 million) related to its 12 5/8% Senior Notes due 2003 (the “2003 Senior Notes”), its 13 1/8% Senior Notes due 2006 (the “ 2006 Senior Notes”), its 13 1/2% Senior Notes due 2008 (the “2008 Senior Notes”), its 13 3/4% Senior Notes due 2009 (the “2009 Senior Notes”), and the note issued under its Euro Commercial Paper Program (the “ECP note”), received 16,412,961 Series B Shares, representing 14.84% of the Company’s issued and outstanding capital stock, and an aggregate principal amount of $4,836,492 (US$433.8 million) of its 2012 Senior Notes in respect to these claims. The 2012 Senior Notes bear interest at a rate of 7.5% per annum until December 31, 2005, 8.5% per annum from January 1, 2006 through December 31, 2006, and 9.5% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

•	Our obligations under the Restructured Credit Agreement and the 2012 Senior Notes are guaranteed by the following subsidiaries: (1) Administración Corporativa de Durango, S. A. de C. V., or ACD, (2) Empaques de Cartón Titán, S.A. de C.V. or Titán (3) Envases y Empaques de México, S. A. de C. V., or Eyemex, (4) Cartonpack, S.A. de C.V., or

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Cartonpack, (5) Industrias Centauro, or Centauro, (6) Compañía Papelera de Atenquique, S. A. de C. V., or Atenquique, (7) Ponderosa Industrial de México, S.A. de C. V. or Ponderosa, (8) Porteadores de Durango, S. A. de C. V., (9) Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V., (10) Reciclajes Centauro, S. A. de C. V., (11) Durango Internacional, S.A. de C. V. and (12) Durango International, Inc.
•	The Company announced on February 27, 2006 a debt reduction program during the year. At issue date of these financial statements, the Company has pre-paid US$60 million. This program has been sourced by majority stockholders capital contribution, some non-strategic assets divestments and cash flow.
c.	Total short-term and long-term debt by composition as of December 31 is as follows:

	2005	2004
Senior Notes	$4,613,050	$4,948,584
Bank loans	1,173,046	1,288,872
Letters of credit	—	48,819
Euro Commercial Paper	—	48,963
Financial lease agreements	—	43,554

	$5,786,096	$6,378,792

RESTRUCTUTED DEBT
(1) Senior Notes and Euro Commercial Paper
Senior Notes consisted of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:
     2003 Senior Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $210,023 (US$18.2 million) aggregate principal amount of its 2003 Senior Notes. The 2003 Senior Notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 Senior Notes was $269,230 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 Senior Notes was converted into an aggregate principal amount of US$15.5 million of the 2012 Senior Notes and 563,348 of the Series B Shares.
     2006 Senior Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,476,315 (US$301.7 million) aggregate principal amount of its 2006 Senior Notes. The Company did not make interest payments on its 2006 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 Senior Notes was $4,517,076 (US$392.1 million). As part of the Company’s financial restructuring, on

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February 23, 2005, the principal of and accrued and unpaid interest on its 2006 Senior Notes was converted into an aggregate principal amount of US$256.5 million of its 2012 Senior Notes and 9,559,019 of its Series B Shares.
     2008 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company’s had outstanding $119,390 (US$10.4 million) aggregate principal amount of the 2008 Senior Notes. The Company did not make interest payments on its 2008 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 Senior Notes was $156,254 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 Senior Notes was converted into an aggregate principal amount of US$8.8 million of its 2012 Senior Notes and 334,333 of its Series B Shares.
     2009 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $2,016,137 (US$175 million) aggregate principal amount of its 2009 Senior Notes. The Company did not make interest payments on the 2009 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 Senior Notes was $2,719,411 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 Senior Notes was converted into an aggregate principal amount of US$148.8 million of its 2012 Senior Notes and 5,899,859 of its Series B Shares.
     Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $57,604 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these Senior Notes was converted into an aggregate principal amount of US$4.3 million of the 2012 Senior Notes and 56,402 of the Series B Shares.
The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Senior Notes due 2012 with an aggregate principal amount of $4,613,050 (US$433.8 million), which bear quarterly interest payments in arrears at rates of 7.5% in 2005, 8.5% in 2006 and 2007 and 9.5% in subsequent years.
(2) Bank loans and letters of credit
     Banamex Loan. The Company borrowed an aggregate principal amount of $1,082,953 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $867,926 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid

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interest under this loan was $208,476 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
     Banamex Note. The Company borrowed an aggregate principal amount of $84,101 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. Before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $58,756 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $17,085 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.
     California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $307,375 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $134,563 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $172,812 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $278,573 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $37,530 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.
     JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $576,039 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $115,208 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $7,071 (US$0.6 million). As part of its financial

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restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
     Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $253,457 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $195,853 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $21,542 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.
     First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $30,135 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $30,135 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,900 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
     Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $35,714 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit.

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Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $27,299 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,370 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
(3) Financial lease agreements
     Arrendadora Bank of America, N.A. Leases. The Company has entered into financial lease agreements with Arrendadora Bank of America, N.A. for the acquisition of certain machinery. The Company issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $199,309 (US$17.3 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. The Company has sub-leased the machinery to certain of the Company’s subsidiaries. As of December 31, 2005, these promissory notes had been paid in full.
(4) Reduction in the 2005 carrying value debt
Outstanding debt of 3,264,451, consisting of principal of $1,117,978 (15% of the principal of the restructured debt) and accrued interest of $2,146,473 was exchanged for a 17% of the Company’s capital stock during 2005.
(5) Restrictive Covenants and Available Credit
     The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of our company and most of our subsidiaries to:
•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell capital stock of subsidiaries;

•	pay dividends or make certain other restricted payments;

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•	consummate certain asset sales;

•	enter into certain transactions with affiliates; or

•	merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.
DEBT AT DECEMBER 31, 2005
•	TRANCHE A.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $1,294,579 (US$116.1 million) as a result of the financial restructuring of the Company. These Senior Notes bear interest payable quarterly in arrears at rates of LIBOR + 2.75% and the principal of these Senior Notes amortize on a quarterly basis until their maturity on December 30, 2012. The outstanding principal balance of these Senior Notes at December 31, 2005 was $1,173,046 (US$110.3 million).
•	TRANCHE B.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $4,836,492 (US$433.8 million) as a result of the Financial Restructure of the Company. The 2012 Senior Notes bear interest payable quarterly in arrears at rate of 7.5% until December 31, 2005, 8.5% from January 1, 2006 to December 31, 2006, and 9.5% thereafter until its maturity on December 30, 2012. The outstanding principal balance of the 2012 Senior Notes at December 31, 2005 was $4,613,050 (US$433.8 million).

Year ended December 31,
2007	$148,201
2008	148,201
2009	148,201
2010	148,201
2011	148,201
2012 and thereafter	4,896,890

$5,637,895

NOTE 7 — FINANCIAL INSTRUMENTS:
a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

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The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate.

The long term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2004, the fair value of the Company’s long-term debt was determined on the basis of CODUSA’s agreement of “Concurso Mercantil” which was then being negotiated and formalized with CODUSA’s unsecured creditors.
b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers that exceeded 10% of net sales for any of the periods presented.
NOTE 8 — STOCKHOLDERS’ EQUITY:
a.	Common shares at par value as of December 31 are comprised as follows:

	2005
	Number of	Par	Inflation
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$1,916,502	$2,616,262
Series B	18,805,918	282,314	8,413	290,727

Variable capital:
Series A	45,222,022	678,873	1,859,441	2,538,314

	110,641,111	$1,660,947	$3,784,356	$5,445,303

	2004
	Number of	Par	Inflation
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$1,916,502	$2,616,262

Variable capital:
Series A	45,222,022	678,873	1,859,441	2,538,314

	91,835,193	$1,378,633	$3,775,943	$5,154,576

Common stock consists of common nominative Series A shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On June 30, 2003, Board of Directors approved the conversion of 2,240,000 treasury shares; consequently, variable capital was reduced by $125,731 ($33,627 at par value). On April 30, 2004 Board of Directors cancelled the conversion of the 2,240,000 treasury shares and increased the fixed minimum portion by $291,763 and authorized the issuance of 18,808,989 treasury shares.

c.	On May 17, 2004, Board of Directors approved the contribution of $49 to its fixed share capital and the sale of 3,071 treasury shares.

d.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005 and 2004, the legal reserve, in historical nominal pesos, was $259,634.

e.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2005, the rate was 30% (33% in 2004 and 34% in 2003) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution, may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

f.	The balances of the tax account related to stockholders’ equity as of December are as follows:

	2005	2004
Contributed capital account	$3,772,365	$3,481,637
After tax profits account	1,803,263	1,956,906
Reinvested after tax profits account	947,551	947,551

Total	$6,523,179	$6,386,094

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NOTE 9 — FOREIGN CURRENCY BALANCES AND TRANSACTIONS:
a.	At December 31, the foreign currency monetary position is as follows:

	2005	2004
Thousands of US dollars:
Monetary assets	24,253	1,342
Monetary liabilities	(544,196)	(837,666)

Monetary (liability) position, net	(519,943)	(836,324)

Equivalent in Mexican pesos	($5,529,280)	($9,324,602)

b.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	2005	2004
Interest income	88	—
Interest expense	(41,638)	(83,342)
Restructuring expenses	(3,829)	(15,072)
Others	(917)	(7,097)

c.	The exchange rates in effect at the dates of the unconsolidated balance sheets and issuance of the unconsolidated financial statements were as follows:

	December 31
			April 24,
	2005	2004	2006
U.S. dollar	$10.6344	$11.1495	$11.0656
Euros	12.5390	15.1633	13.7545
NOTE 10 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:
a.	Transactions with related parties, for the years ended December 31, carried out in the ordinary course of business, were as follows:

	2005	2004
Interest income	$2,117,036	$1,260,666
Interest expense	117,760	185,504
Sale of machinery and industrial equipment	396,771	—
Sale of paper	4,335	—
Purchase of paper	378	4,406
Rents income	23,828	29,189
Other income	(92,374)	39,278
Administrative services expenses	49,614	54,756
Shares sold	—	1,744,476

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b.	Accounts receivable from related parties as of December 31, are as follows:

	2005	2004
Short-term receivable -
Fábrica Mexicana de Papel, S. A. de C. V.	$16,689	$14,541
Fibras de Durango, S. A. de C. V.	8,837	7,691
Fábrica de Papel Tuxtepec, S. A. de C. V.	4,272	3,195
Grupo Pipsamex, S. A. de C. V.	2,948	—
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V.(3)	166	101
Compañía Papelera de Atenquique, S. A. de C. V.	23,206	—
Compañía Forestal de Durango, S. A. de C. V.	29,999	—
Administradora Corporativa y Mercantil, S. A. de C. V. (1 and 4)	10,869	200,714
Durango Georgia Receivables Company (DGC)	—	211,791
Durango Paper Company (DPC)(1 and 2)	—	63,661

	96,986	501,694

Allowance for doubtful accounts	—	(466,009)

	$96,986	$35,685

	2005	2004
Long-term receivable -
Industrias Centauro, S. A. de C. V.	$4,817,187	$5,164,906
Cartonpack, S. A. de C. V.	3,188,123	3,369,578
Envases y Empaques de México, S.A. de C.V.	5,994	7,043
Empaques de Cartón Titán, S.A. de C.V.	30,815	23,825
Ponderosa Industrial de México, S. A. de C. V.	618,473	582,755

	$8,660,592	$9,148,107

	2005	2004
Long-term payable-
Administración Corporativa de Durango, S. A. de C. V.	$1,332,937	$1,691,577
Durango International, Inc	247,299	309,959
Compañía Papelera de Atenquique, S. A. de C. V.	—	33,221
Durango McKinley Paper Co.	185,062	222,234
Porteadores de Durango, S. A. de C. V.	71,014	84,486
Compañía Norteamericana de Inversión en Celulosa y Papel, S. A. de C. V.	63,191	74,825
Durango Internacional, S.A. de C.V.	50	—
Grupo Pipsamex, S. A. de C. V.	—	66,736

	$1,899,553	$2,483,038

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(1)	Administradora Corporativa y Mercantil, S.A. de C.V (“ACM”) — From time to time, ACM, a company owned and controlled by the Rincón family, borrows funds from our company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was Ps 202.4 million at December 31, 2005. We recorded an allowance for doubtful accounts in the full amount of these loans during 2003. These loans bear interest at a rate of 5% per annum and mature on December 31, 2012.
(2)	Durango Paper Company — On October 7, 2002, the Company sold its subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V. The sale was made for an aggregate amount of US$100 thousand. Prior to this sale, the Company had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement and the J.P. Morgan letters of credit, which in the aggregate, totaled a principal amount of US$25.2 million ($290.4 million). In 2003, these creditors called these guarantees. As a result, the Company recorded $285.0 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.
(3)	Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. — The Company obtains service flights from Líneas Aéreas, a company that was owned and controlled by the Rincón family until April 18, 2005. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties.

Under this financial lease agreement, we are required to make monthly lease payments with a final payment due in October 2007. The outstanding amount under this financial lease bears interest at a rate of prime + 1.50% per annum. Our obligations under this financial lease are secured by a pledge of the business jet. As of December 31, 2005, the aggregate principal amount outstanding under this financial lease was US$4.9 million (Ps 52.3 million).

In 2003, Líneas Aéreas borrowed $15.2 million from the Company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006. As of December 31, 2004, the outstanding balance of this loan was $1.1 million. In 2004, Líneas Aéreas paid the Company interest in an aggregate amount of $4.2 million.

(4)	During 2003, the Company recorded an allowance for doubtful accounts in connection with the account receivable from ACM. Since the Company’s controlling shareholders own ACM, the $190,557 charge was recorded in retained earnings.

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Transactions with Directors and their Affiliates — We sell newsprint to El Universal at prices that are not materially more favorable than sales to other third parties. Juan Francisco Ealy Ortiz, one of our directors, is the Chairman, Chief Executive Officer and Managing Director of El Universal. During the year ended December 31, 2005, we recorded net sales to El Universal of approximately US$15.0 million (Ps 159.7 million).
On June 28, 2005, our company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S.A. de C.V. for Ps 735.0 thousand. This company was owned by some of the members of the Rincón family.

On March 6, 2006, Pipsamex issued and sold 2,177,042,255 shares of its series B capital stock, representing 13.3% of Pipsamex’ outstanding capital stock to NKM Corporativo, S.A. de C.V., a company owned and controlled by the Rincón family, for Ps 314.6 million. The proceeds of this sale were used to fund our debt reduction program.

c.	Acquisition of new subsidiaries:

In April 11, 2005, the Company acquired 99.99% of the capital stock of Empaques del Norte, S.A. de C.V. for $64,928 (US$5.8 million). The liability at December 31, 2005 was $8,517.

On April 18, 2005 the Company acquired 99.99% of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. (”Líneas Aéreas”) for $15. This company was owned by some of the Rincón family members. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties.

On June 28, 2005, the Company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S.A. de C.V. for $735. This company was owned by some of the Rincón family members.

d.	Creation of new subsidiary:

Corporación Durango, S.A. de C.V., Empaques de Cartón Titán, S.A. de C.V., Industrias Centauro, S.A. de C.V. and Inmobiliaria Industrial Tizayuca, S.A. de C.V., entered into an operating lease agreement with GE Capital CEF México, S. de R.L. de C.V., effective as of March 31, 2006. This agreement has a term of 7.5 years by US$50 million. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S.A. de C.V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company.

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     NOTE 11 — OTHER (EXPENSES) INCOME:

	2005	2004
Repurchase of debt at market value (1)	—	641,451
Restructuring expenses	(65,717)	(149,440)
Amortization of debt of issuance costs	—	(333,510)
Lease, net of depreciation	(10,281)	15,432
	23,828	—
Other expenses, Net	(122,474)	(40,050)

	($174,644)	$133,883

(1)	On August 5, 2004, HG Estate LLC and St. Marys Railroad Corporation sold certain notes in an aggregate principal amount of US$48.1 million ($554.2 million) issued by Durango Paper Company in favor of HG Estate LLC and St. Marys Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V., for US$7.5 million ($88.9 million) which the parties agreed was the fair market value of these notes. The Company recorded debt reduction of $641,451 in other income (expenses), as a consequence of the market value purchase of these notes.
NOTE 12 — INCOME TAX (IT) AND ASSET TAX (AT):
The Company is subject to IT and AT. IT is calculated considering as taxable or non-taxable some inflation effects, like calculated depreciation based on constant values and cost of sales deduction instead of purchases (until December 31, 2004 purchases instead of cost of sales), allowing for actual costs deduction and the inflation effect of some liabilities and monetary assets is accumulated or deducted through the annual inflation adjustment, which is similar to the result for monetary position.
As a result of the amendments to the Income Tax Law in effect as of November 13, 2004, the IT rate will be 29% in 2006 and 28% in 2007. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes, creating for 2005 and 2004, a decrease in income tax asset of $22,648 and 54,938, respectively, which reduced net income by the same amount.
AT is calculated by applying the 1.8% rate to the net average of the majority of inflation restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is carried forward and applied against the excess of IT over AT of the following ten years.
The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in proportion to the Company’s voting stock in each of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the

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subsidiaries are consolidated at 100% and 60% of such proportion for 2005 and 2004, respectively, and the tax results of the holding company are also consolidated at 100% and 60% for 2005 and 2004, respectively. Estimated IT and AT payments of CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.
a.	IT (provision) benefit consists of the following:

	2005	2004
Current	$—	$—
Deferred	(317,067)	431,128

	($317,067)	$431,128

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT for the years ended December 31, 2005 and 2004 is:

	2005	2004
Statutory income tax rate	30%	33%
Plus (less) the effect of permanent differences:
Non-deductible expenses	2.1%	(12.68%)
Plus (less) the effects of inflation	(2.4%)	66.88%
Effect of the rate reduction on deferred IT	0.80%	6.78%
Change in valuation allowance of recoverable deferred IT asset and AT	(7.40%)	(97.01%)

Effective income tax rate	23.10%	(3.03%)

c.	At December 31, 2005 and 2004 the main components of the net deferred IT liability balance are:

	2005	2004
Deferred IT liability (asset):
Property, plant and equipment	$—	$73,084
Inventories	—	1,289
Other assets	(31,028)	(33,603)
Accrued expenses	—	—
Other, net	(157)	283

Deferred IT from temporary differences	(31,185)	41,053
Effect of tax loss carryforwards	(127,180)	(522,457)
Recoverable AT	(81,080)	(83,118)

	(239,445)	(564,522)
Valuation allowance for the effect of deferred IT assets and recoverable AT	208,259	227,017

Net long-term deferred IT liability (asset)	($31,186)	($337,505)

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d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for the amounts it does not expect to recover.
e.	Unamortized tax loss carryforwards and recoverable AT for which the deferred IT assets and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. The restated amounts of tax loss carryforwards and recoverable AT and their respective expiration dates at December 31, 2005 are as follows:

Year of	Tax loss	Recoverable
expiration	carryforwards	AT
2012	$—	$39,930
2013	103,425	41,150

	$103,425	$81,080
f.	For the years ended December 31, 2005 and 2004, the change in gain (loss) from holding non monetary assets includes the effect of the deferred income tax of $18,948 and $2,795, respectively.
NOTE 13 — CONTINGENCIES:
a.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V., the Mexican National Water Commission billed the Company $170,800 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently waiting for the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor.
b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican Republic Water Commission billed the Company $1,996 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. The Company filed an appeal with the Federal Tax and Administrative Court and is currently waiting for the acceptance of this appeal.

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c.	As a result of operations with related foreign parties, differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.
d.	The Company has filed a request for an injunction against the Mexican tax authorities claiming the unconstitutionality of certain changes in the federal tax law as approved in the tax amendments which went into effect on November 13, 2004, specifically regarding the new requirement to deduct cost of sales rather than purchases as had been allowed previously. Although the Company’s management and its legal advisors believe favorable rulings would be issued to the Company, the related impact has not been quantified.
e.	Tax authorities may have a different criteria from the Company’s as a result of tax documentation review.
NOTE 14 — DISCONTINUED OPERATIONS:
As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been presented as discontinued operations for the years ended on December 31, 2005 and 2004. Discontinued operations are as follows:
a.	On February 27, 2003, the Company sold the assets of its molded pulp division for approximately $650,772 (US$53.7 million), resulting in a gain of $364,087, which is included in the net loss of discontinued operations in the accompanying statements of operations for the year ended December 31, 2003. Additionally, according to the purchase agreement, the Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.
b.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S.A. de C. V. for $354,224 (US$28.0 million), which gave rise to a $487,100 loss; this amount is included in the net gain (loss) of discontinued operations - net in the accompanying unconsolidated statements of operations for the year ended December 31, 2003.
c.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer. Based on the negotiations with the potential buyer, the Company reduced the book value of the net assets to be sold by $381,828, which is included in the net loss of discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2003.

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The balance sheet of the Company’s discontinued operations for the year ended December 31, 2004 is as follows:

2004
Cash and cash equivalents	$7,573
Trade accounts receivable — Net	64,860
Inventories — Net	34,714
Prepaid expenses	826

Total current assets	107,973

Property, plant and equipment — Net	257,587
Other assets — Net	11

Total long-term assets	257,598

Total assets	$365,571

Current portion of long-term debt	$22,036
Trade accounts payable	32,698
Accrued expenses and taxes	76,404

Total current liabilities	131,138

Long-term debt	99,164
Deferred income taxes	49,856
Pension plans and seniority premiums	1,161

Total long-term liabilities	150,181

Total liabilities	$281,319

Net assets of discontinued operations	$84,252

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d.	The statements of operations reflect the effects of discontinued operations, which are comprised as follows:

	2005	2004	2003
Net sales	$166,046	$346,247	$752,938
Cost of sales	141,112	289,986	764,277

Gross profit (loss)	24,934	56,261	(11,339)
Operating expenses — Net	21,953	31,806	45,439

Income (loss) from operations	2,981	24,455	(56,778)

Net comprehensive financing income (cost)	76,253	45,585	(147,042)
Other income (expenses) — Net	(19,886)	318	(27,285)
Impairment of long-lived assets	—	—	(381,828)

Income (loss) from discontinued operations	59,348	70,358	(612,933)

Revenue from sales of discontinued operations	334,393	—	1,004,996
Cost of sales of assets of discontinued operations	350,171	—	1,127,271

Loss on sales of discontinued operations	(15,778)	—	(122,275)

IT and ESPS	65,232	35,178	138,244

Net income (loss) from discontinued operations	$108,802	$105,536	($596,964)

Depreciation and amortization	$6,947	$15,734	$40,950

NOTE 15 — SUBSEQUENT EVENTS:
a.	CODUSA announced on February 27, 2006 a debt reduction program during the year. At April 24, 2006, the Company has pre-paid US$60 million. This program has been sourced by majority stockholders capital contribution, proceeds from divestiture of some minor non-strategic assets and operating cash flow.
b.	Corporación Durango, S.A. de C.V. and some subsidiaries, entered into an operating lease agreement with GE Capital CEF México, S. de R.L., de C.V., effective as of April 1, 2006. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S.A. de C.V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company. (See Note 10d.).
NOTE 16 — NEW ACCOUNTING PRINCIPLES:
As of June 1, 2004, the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, assumed the responsibility of establishing Mexican accounting and reporting standards. As part of its responsibility, and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards (Normas de Información Financiera, or NIFs) that became effective on January 1, 2006.
The principal objective of the CINIF in issuing the NIFs is to achieve greater concurrence between Mexican GAAP and International Financial Reporting Standards (IFRSs).
The structure of the NIFs is as follows:
•	New bulletins and interpretations to the bulletins issued by CINIF

•	Existing bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been amended, replaced or repealed by the new NIFs

•	IFRSs that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance
The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are replaced or repealed by NIFs.
The NIFs issued to date are not expected to have a significant effect on financial reporting. They are the following:
•	NIF A-1 “Financial Information Standards Structure”

•	NIF A-2 “Basic Principles”

•	NIF A-3 “Users Requirements and Financial Statement Objectives”

•	NIF A-4 “Financial Statements Qualitative Characteristics”

•	NIF A-5 “Financial Statements Basic Elements”

•	NIF A-6 “Recognition and Valuation”

•	NIF A-7 “Presentation and Disclosure”

•	NIF A-8 “Supplementary Standards to Mexican GAAP”

•	NIF B-1 “Accounting Changes and Error Corrections”

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In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14). EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on the Company s consolidated financial position, results of operations or cash flows.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting For Nonmonetary Transactions (SFAS 153). SFAS 153 is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company s current financial condition or results of operations.

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NOTE 17 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP:
The Company’s unconsolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP unconsolidated financial statements include the effects of inflation as provided for under Statement B-10. The application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects. This reconciliation should be read together with the reconciliation between Mexican and U.S. GAAP of the consolidated financial statements of the Company.
The principal differences between Mexican GAAP and U.S. GAAP are presented in the following pages with an explanation of certain adjustments that affect the unconsolidated net income (loss) and stockholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.
Reconciliation of unconsolidated statements of operations:

		Years ended December 31,
		2005	2004

Net gain as reported under Mexican GAAP		$179,176	$64,092
Deferred income taxes	i	730,509	165,163
Purchase accounting adjustment — depreciation	ii	314,876	67,566
Effect of fifth amendment to Statement B-10	iii	—	(2,661)
Debt issuance costs and repurchase of bonds	iv	(247,116)	309,603
Capitalized financing costs	v	—	(12,945)
Effect of Statement B-15 on restatement to constant currency	vi	—	(1,278)
Troubled debt restructuring effect, net of inflation and exchange rate effects	vii	524,465	—
Investment in subsidiaries	viii	(156,966)	167,342

U.S. GAAP net income		$1,344,944	$756,882

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Reconciliation of unconsolidated stockholders’ equity:

		Years ended December 31,
		2005	2004

Total stockholders’ equity corresponding to majority interest as reported under Mexican GAAP		$4,654,625	$1,583,884
Deferred income taxes	i	701,006	(26,809)
Purchase accounting adjustments:	ii
Accumulated negative goodwill		(1,580,846)	(1,942,793)
Accumulated depreciation		420,337	467,408
Effect of fifth amendment to Statement B-10:	iii
Fixed assets		—	101,605
Fixed assets accumulated depreciation		—	(12,245)
Debt issuance costs and repurchase of bonds	iv	—	247,117
Effect of Statement B-15 on restatement to constant currency	vi	—	32,885
Reversal of premium on issuance of shares related to the troubled debt restructuring effect	vii	(2,503,593)	—
Investment in subsidiaries	viii	(9,726)	31,344

Total U.S. GAAP stockholders’ equity		$1,681,803	$482,396

Provided below is an analysis of the changes in shareholders’ equity under U.S. GAAP:

	Years ended December 31,
	2005	2004

Balance at beginning of the year	$482,396	($254,747)
Net income under U.S. GAAP	1,344,944	756,882
Deficit from restatement	(693,021)	(72,359)
Cumulative translation adjustment	311,091	52,571
Increase in capital stock and additional paid-in capital, net	236,393	49

Balance at end of the year	$1,681,803	$482,396

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Comprehensive loss
Comprehensive loss under Mexican GAAP is as follows:

	Years ended December 31,
	2005	2004

Net gain (loss) under Mexican GAAP	$179,176	$64,092

Other comprehensive (loss) income, net:	(372,886)	(92,969)

Net majority comprehensive loss	($193,710)	($28,877)

Cumulative other comprehensive loss	($8,201,417)	($7,828,531)

The components of cumulative other comprehensive loss as of December 31, 2005 and 2004 under Mexican GAAP, are as follows:

	Cumulative
	initial	Additional	Effects of	(Loss) from	Cumulative
	effect of	liability	translation	holding	other
	deferred	for seniority	of foreign	non monetary	comprehensive
	income tax	premiums	subsidiaries	assets (1)	loss

Balances at January 1, 2004	($3,348,713)	$—	$193,495	($4,580,344)	($7,735,562)
Current period changes	—	—	71,954	(164,923)	(92,969)

Balance at December 31, 2004	(3,348,713)	—	265,449	(4,745,267)	(7,828,531)
Current period changes	—	—	343,976	(716,862)	(372,886)

Balance at December 31, 2005	($3,348,713)	$—	$609,425	($5,462,129)	($8,201,417)

(1)	For 2005 and 2004, gain (loss) from holding non monetary assets includes deferred tax effect of ($2,694) and ($137,383) respectively, as a result of the application of Statement D-4.

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i. Deferred income tax
Statement of Financial Accounting Standards No. 109, “Accounting For Income Taxes” (SFAS No. 109), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which, in management’s opinion, are more likely than not to be realized). The subsequent realization of this benefit does not affect the income tax provision.
Temporary differences under SFAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Statement D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or loss.

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The income tax effects of significant items comprising the Company’s net deferred income tax assets and liabilities under U.S. GAAP are as follows:

	Years ended December 31,
	2005	2004
Deferred income tax liabilities (assets):

Inventory	$—	$1,288
Property, plant and equipment	—	99,892
Other assets	(31,028)	(33,603)
Other reserves	(701,163)	284
Asset tax credits	(83,118)	(83,118)
Tax loss carryforwards	(127,180)	(522,456)

Total net deferred income tax (asset) liability — continuing operations	(942,489)	(537,713)

Valuation allowance	210,297	227,017

Total net deferred income tax liability	($732,192)	($310,696)

The deferred income tax classification as of December 31, 2005 and 2004 is as follows:

	Years ended December 31,
	2005	2004

Deferred income tax assets	$210,297	$328,481
Deferred income tax liability	(942,489)	(639,177)

Deferred income tax — net	($732,192)	($310,696)

For the year ended December 31, 2005 the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:

	Mexican	U.S.
	GAAP	GAAP	Difference
Deferred income tax liability:
At December 31, 2003	($632,064)	($577,477)	($54,587)
At December 31, 2004	(337,505)	(310,696)	(26,809)

Net change	$294,559	$266,781	$27,778

Deferred income tax liability:
At December 31, 2004	($337,505)	($310,696)	($26,809)
At December 31, 2005	(31,186)	(732,192)	701,006

Net change	$306,319	($421,496)	$727,815

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The net change in the deferred tax liabilities during 2005 and 2004 was allocated to the following components:
Deferred tax liability in 2005:

	Mexican	U.S.
	GAAP	GAAP	Difference

Reflected in:
Deferred tax expense line item	$317,148	($421,496)	$738,644
Gain on monetary position	(8,135)	—	(8,135)

Total income statement effect	309,013	(421,496)	730,509

Gain from holding non-monetary assets(1)	(2,694)	—	(2,694)

Total change in deferred tax liability	$306,319	($421,496)	$727,815

Deferred tax liability in 2004:

	Mexican	U.S.
	GAAP	GAAP	Difference

Reflected in:
Deferred tax gain line item	$431,128	$266,781	$164,347
Loss on monetary position	816	—	816

Total income statement effect	431,944	266,781	165,163

Gain from holding non-monetary assets(1)	(137,385)	—	(137,385)

Total change in deferred tax liability	$294,559	$266,781	$27,778

(1)	Represents the deferred income tax effect resulting from the differences in restating the Company’s non-monetary assets of foreign origin using the Mexican peso against foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate versus applying the Mexican NCPI.

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ii. Purchase accounting adjustments
For various acquisitions that took place in 1998 and 1999, under Mexican GAAP, the Company has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill is being amortized into income over the period in which the Company expects to integrate these operations into the Company. Under Mexican GAAP, negative goodwill was fully amortized into earnings by 2001.
Under U.S. GAAP, these acquisitions have been accounted for under the purchase method and, consequently, the purchase price has been allocated to assets acquired and liabilities assumed based on the relative fair values. As a result under U.S. GAAP, negative goodwill was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets). As such, the U.S. GAAP net income adjustment reflects the difference in depreciation of long-lived assets that results from differences in the carrying value between U.S. GAAP and Mexican GAAP of these assets.
iii. Effect of fifth amendment to Statement B-10
As mentioned in Note 3f., the Company restates its non-monetary assets of foreign origin based on the change of the Mexican Peso against foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate. This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under U.S. GAAP, these assets, which are used in Mexico, would be adjusted by the Mexican NCPI and depreciation would be calculated on this basis.

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iv. Debt issuance costs and repurchase of bonds
Under Mexican GAAP, consent fees, other fees and expenses incurred in connection with the issuance of debt may be capitalized and amortized over the term of the debt using a straight-line method. However, for U.S. GAAP purposes some of these costs should be expensed as incurred.
In addition, during 2004, for Mexican GAAP purposes, the Company wrote-off $333,510 representing the unamortized debt issuance cost, as part of the restructuring process of its debt. For U.S. GAAP, this was a 2005 transaction.
v. Capitalized financing costs.
Under Mexican GAAP, the capitalization of financing costs as part of the cost of assets under construction include interest costs, gains or losses from monetary position and foreign exchange losses.
U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not to capitalize the monetary gain on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange losses.
vi. Effect of Statement B-15 on restatement to constant currency
Statement B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet presented (December 31, 2005).
Under U.S. GAAP, the primary financial statements should be presented in the same constant reporting currency for all periods. Prior to the adoption of Statement B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments were considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Statement B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate a balance to December 31, 2005 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

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vii. Troubled Debt Restructuring
As described in Note 6, the Company restructured its financial debt with credit institutions and bondholders. As of the date of the restructuring the carrying value of the old debt amounted to Ps.9,599.6 million, and the face value of the new debt issued amounted to Ps.6,131.1 million. Such difference was settled with shares issued by the Company.
Under Mexican GAAP, the Company recorded the new debt at face value plus accrued interest at year end, based on the contractual interest rate specified in the new terms. The unsettled amount of debt of Ps.3,468.5 million, was attributed to 17% of the Company’s equity. The shares issued were recorded at its par value, and the difference between the par value and the 17% of the equity was recorded under ‘Additional-paid-in capital’ in the statements of changes in shareholders’ equity. No gain or loss was recorded on the restructured debt.
For U.S. GAAP purposes, under SFAS 15 — ‘Accounting by Debtors and Creditors for Trouble Debt Restructurings’, the restructuring was deemed to be a ‘trouble debt restructuring’. Therefore, the carrying value of the old debt was reduced by the fair value of the shares granted. No gain was recorded on the restructured debt as the remaining unsettled amount of the debt was less than the total future cash payments specified by the new terms of the debt. Interest expense was computed using an effective interest rate that equals the future cash payments specified by the new terms with the carrying amount of the debt.
viii. Investments in subsidiaries
In accordance with U.S. GAAP, APB 18, “The Equity Method of Accounting for Investments in Common Stock,” as amended by SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” affirms the general concept that the equity method of accounting is an extension of the consolidation concept.
APB 18 states that earnings or losses of a subsidiary and the financial position of a subsidiary must be determined in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for purposes of applying the equity method. Therefore, this adjustment represents the differences between Mexican GAAP and U.S. GAAP applicable to those subsidiaries, after applying the equity method.

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2005 Subsequent events — debt restructuring
As mentioned in Note 15, a financial restructuring was achieved. For U.S. GAAP purposes, the accounting for this transaction is effective with the approval by the Creditors on February 23, 2005.
Although this is a 2005 transaction, based on facts and circumstances, the financial assistance granted by the Company’s creditors was deemed to be a troubled debt restructuring since the Company was experiencing financial difficulties, and there were concessions granted to it based on the guidelines established by EITF 02-4 and SFAS No. 15 “Accounting by Debts and Creditors for Troubled Debts Restructurings". Accordingly, the Company followed FAS 15 to account for this restructuring at fair value. The differences between the fair value of the new debt plus equity granted and the carrying value of the old debt should be recorded in the unconsolidated statements of operations.
U.S. GAAP — New Accounting pronouncements
In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14). EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on the Company s consolidated financial position, results of operations or cash flows.
In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.

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SFAS No.155 “Accounting for certain hybrid financial instruments-and amendment of FASB Statements No. 133 and 140” issued on February 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company’s management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.
SFAS No. 156 “Accounting for servicing of financial assets-an amendment of FASB Statement No.140” issued on March 2006. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Company’s management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.
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